EXHIBIT 3.1(h)

State of Delaware Secretary of State Division or Corporations Delivered 03:09 PM 12/06/2016 FILED 03:09 PM 12/06/2016 SR 20166934987 - File Number 4623358

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

PROGREEN US, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Progreen US, Inc. (the ''corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of the corporation on August 24, 2016, adopted resolutions proposing and declaring advisable the following amendment to the Certificate of Incorporation of the corporation:

RESOLVED, that the Board of Directors declares advisable, and recommends to the stockholders for adoption, the following amended Article FOURTH to replace, in its entirety, the Article FOURTH of the corporation's Certificate of Incorporation;

“FOURTH: The total number of shares of stock which the corporation shall have authority to issue is Nine Hundred Sixty Million (960,000,000), of which Nine Hundred Fifty Million (950,000,000) are Common Stock, par value $0.0001 per share (“Common Stock”), and Ten Million (10,000,000) are Preferred Stock, par value $0.0001 per share (“Preferred Stock”).

The terms and provisions of the Common Stock and Preferred Stock are as follows:

A. COMMON STOCK

Section 1
Voting Rights

The holders of shares of Common Stock shall be entitled to one vote fat each share held with respect to all matters voted on by the stockholders of the Corporation.

Section 2

Liquidation Rights

Subject to the prior and superior right of the Preferred Stock upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of Common Stock shall be entitled to receive that portion of the remaining funds to be distributed.

Such funds to be paid to the holders of Common Stock shall be paid to the holders of Common Stock on the basis of the number of shares of Common Stock held by each of them.

Section 3

Dividends

Dividends may be paid on the Common Stock as and when declared by the Board of Directors,

B. PREFERRED STOCK

Shares of the Preferred Stock of the Corporation may be Issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation, number of shares, or title as shall be fixed by the Board of Directors prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shalt consist of such number of shares, and have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shalt be stated in such resolution or resolutions providing for the issue of such series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware."

SECOND: That said amendments were duly adopted in accordance with the provisions of Section 242 and Section 228 of the General Corporation Law of Delaware,

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment of Certificate of Incorporation to be signed by its President this 6th day of December, 2016.

Progreen US, Inc.

By:
President